

March 21, 2013

Via E-mail
Mr. John C. Lawrence
Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re:** **United States Antimony Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed January 8, 2013**
> **Response submitted March 6, 2013**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 11. Executive Compensation, page 31

1.   We note your response to comment one in our letter dated February 27, 2013, and we reissue the comment. While you have provided the table required by Item 402(p) of Regulation S-K in the response to comment two, your response to comment one stated that there were no grants of plan based awards. Please note that Item 402(p) refers to the outstanding equity awards table, not the grants of plan based awards table. In addition, we note that you made restricted stock awards to two executive officers in fiscal year 2011, one of whom appears to be Russell Lawrence, according to the summary compensation table disclosure. Please provide us with draft tabular disclosure that you will include in a further amended Form 10-K to provide the information required by Item 402(p) of Regulation S-K. Please include the information required by Item 402(p) of

Regulation S-K for Russell Lawrence or advise us why such information is not required to be disclosed.

2.   We partially reissue comment two in our letter dated February 27, 2013. The dollar amounts for the draft summary compensation table do not appear consistent with the prior summary compensation table, which reflected amounts in the all other payouts column, and the totals do not match up. Please revise or advise.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 31

3.   We note your response to comment three in our letter dated February 27, 2013. Your disclosure that shares of Series B Preferred stock beneficially owned by Excel Mineral Company represent 1% of all voting securities would appear to be inconsistent with your disclosure in footnote 5. Please revise or advise us of the basis for your disclosure. Please revise to include the requisite information with respect to the shares of Series C Preferred stock beneficially owned by Richard A. Woods. Please revise to include more precise percentages. In this regard, please specify the precise percentage in lieu of indicating "nil." Please note that if the percentage does not exceed one percent, you may indicate this fact by means of an asterisk and explanatory footnote or similar means in lieu of furnishing a precise percentage. Please revise to include the requisite information with respect to the directors and executive officers as a group, including Series D Preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director